Exhibit 99.4
ASML — Summary IFRS Consolidated Income Statements 1,2

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008

Net system sales	834,857	380,466	3,351,281	2,516,762
Net service and field option sales	120,063	113,354	416,904	436,916

Total net sales	954,920	493,820	3,768,185	2,953,678

Cost of sales	583,687	494,765	2,318,746	2,034,393

Gross profit (loss) on sales	371,233	(945)	1,449,439	919,285

Research and development costs, net of credits	84,707	77,604	352,942	335,964
Selling, general and administrative costs	73,480	47,689	241,928	212,961

Operating income (loss)	213,046	(126,238)	854,569	370,360

Interest income (expense)	(2,180)	2,812	19,389	17,959

Income (loss) before income taxes	210,866	(123,426)	873,958	388,319

(Provision for) benefit from income taxes	10,166	40,789	(158,907)	(11,455)

Net income (loss)	221,032	(82,637)	715,051	376,864

ASML — Summary IFRS Consolidated Balance Sheets 1,2

(in thousands EUR)	Dec 31, 2007	Dec 31, 2008

ASSETS

Property, plant and equipment	380,894	550,921
Goodwill	136,246	139,626
Other intangible assets	216,908	289,530
Deferred tax assets	226,239	225,543
Derivative financial instruments	20,930	53,206
Other assets	32,828	60,479

Total non-current assets	1,014,045	1,319,305

Inventories	1,102,210	999,150
Current tax assets	—	83,022
Derivative financial instruments	12,319	39,240
Accounts receivable, net	637,975	469,498
Other current assets	193,415	170,680
Cash and cash equivalents	1,271,636	1,109,184

Total current assets	3,217,555	2,870,774

Total assets	4,231,600	4,190,079

EQUITY AND LIABILITIES

Equity	2,039,067	2,188,741

Long-term debt	595,783	661,524
Derivative financial instruments	—	19,743
Deferred tax liabilities	257,324	255,821
Provisions, non-current	—	15,495
Other liabilities	7,936	7,195

Total non-current liabilities	861,043	959,778

Accounts payable	282,953	193,690
Accrued liabilities and other	927,841	775,102
Current tax liabilities	109,415	20,039
Derivative financial instruments	11,281	48,051
Provisions, current	—	4,678

Total current liabilities	1,331,490	1,041,560

Total equity and liabilities	4,231,600	4,190,079

ASML — Summary IFRS Consolidated Statements of Cash Flows 1,2

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	221,032	(82,637)	715,051	376,864

Depreciation and amortization	48,262	76,042	201,324	216,093
Impairment charges	874	20,546	9,022	22,742
Loss on disposals of property, plant and equipment	1,638	1,603	14,210	5,430
Share-based payments	6,823	2,985	17,165	12,843
Allowance for doubtful debts	(1,889)	153	(178)	(160)
Allowance for obsolete inventory	28,980	85,777	79,592	139,628
Deferred income taxes	(142,228)	2,242	79,701	(1,348)
Income taxes payable	115,105	(91,441)	(78,337)	(158,277)
Change in assets and liabilities	(145,029)	(125,112)	(191,012)	(171,372)

Net cash provided by (used in) operating activities	133,568	(109,842)	846,538	442,443

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(53,964)	(71,060)	(179,152)	(259,770)
Proceeds from sale of property, plant and equipment	1,656	—	5,011	—
Purchases of intangible assets	(40,383)	(49,452)	(136,521)	(179,563)
Acquisition of subsidiary (net of cash acquired)	—	—	(188,011)	—

Net cash used in investing activities	(92,691)	(120,512)	(498,673)	(439,333)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital repayment	(1,011,857)	—	(1,011,857)	—
Purchase of shares in conjunction with conversion rights of bond holders and stock options	(203,603)	—	(359,856)	(87,605)
Dividend paid	—	—	—	(107,841)
Net proceeds from issuance of shares and stock options	11,480	6,509	63,307	11,475
Net proceeds from issuance of bonds	(35)	—	593,755	—
Net proceeds from other long term debt	—	19,975	—	19,975
Redemption and/or repayment of debt	(7,843)	(1,131)	(9,718)	(2,411)

Net cash provided by (used in) financing activities	(1,211,858)	25,353	(724,369)	(166,407)

Net cash flows	(1,170,981)	(205,001)	(376,504)	(163,297)
Effect of changes in exchange rates on cash	(2,610)	1,192	(7,717)	845

Net decrease in cash & cash equivalents	(1,173,591)	(203,809)	(384,221)	(162,452)

ASML — Quarterly Summary IFRS Consolidated Income Statements 1,2

	Three months ended,
	Dec 31,	Mar 30,	Jun 29,	Sep 28,	Dec 31,
(in millions EUR)	2007	2008	2008	2008	2008

Net system sales	834.8	820.0	725.6	590.7	380.5
Net service and field option sales	120.1	99.2	118.6	105.8	113.3

Total net sales	954.9	919.2	844.2	696.5	493.8

Cost of sales	583.7	561.7	525.3	452.7	494.7

Gross profit (loss) on sales	371.2	357.5	318.9	243.8	(0.9)

Research and development costs, net of credits	84.7	82.7	87.1	88.6	77.6
Selling, general and administrative costs	73.5	57.7	55.3	52.2	47.7

Operating income (loss)	213.0	217.1	176.5	103.0	(126.2)

Interest income (expense)	(2.2)	3.6	5.0	6.6	2.8

Income (loss) before income taxes	210.8	220.7	181.5	109.6	(123.4)

Benefit from (provision for) income taxes	10.2	(54.2)	29.0	(27.0)	40.8

Net income (loss)	221.0	166.5	210.5	82.6	(82.6)

ASML — Summary IFRS Consolidated Balance Sheets 1,2

	Dec 31,	Mar 30,	Jun 29,	Sep 28,	Dec 31,
(in millions EUR)	2007	2008	2008	2008	2008

ASSETS

Property, plant and equipment	380.9	401.4	458.1	503.1	550.9
Goodwill	136.3	127.2	127.3	137.3	139.6
Other intangible assets	216.9	238.0	260.5	281.3	289.5
Deferred tax assets	226.3	213.3	238.4	228.6	225.6
Derivative financial instruments	20.9	47.7	1.4	12.3	53.2
Other assets	32.8	31.8	32.0	32.6	60.5

Total non-current assets	1,014.1	1,059.4	1,117.7	1,195.2	1,319.3

Inventories	1,102.2	1,152.0	1,130.2	1,134.0	999.2
Current tax assets	—	—	—	—	83.0
Derivative financial instruments	12.3	36.5	46.6	21.0	39.2
Accounts receivable, net	638.0	741.5	516.9	574.2	469.5
Other current assets	193.4	202.4	185.9	210.6	170.7
Cash and cash equivalents	1,271.6	1,397.1	1,360.9	1,313.0	1,109.2

Total current assets	3,217.5	3,529.5	3,240.5	3,252.8	2,870.8

Total assets	4,231.6	4,588.9	4,358.2	4,448.0	4,190.1

EQUITY AND LIABILITIES

Equity	2,039.1	2,121.8	2,242.6	2,314.7	2,188.7

Long-term debt	595.8	609.1	585.6	591.0	661.5
Derivative financial instruments	—	—	11.2	0.9	19.8
Deferred tax liabilities	257.3	282.9	260.2	256.9	255.8
Provisions, non-current	—	—	—	—	15.5
Other liabilities	7.9	7.2	7.4	7.8	7.2

Total non-current liabilities	861.0	899.2	864.4	856.6	959.8

Accounts payable	283.0	479.6	267.2	271.0	193.7
Accrued liabilities and other	927.8	957.7	910.8	948.1	775.1
Current tax liabilities	109.4	111.5	50.8	42.4	20.0
Derivative financial instruments	11.3	19.1	22.4	15.2	48.1
Provisions, current	—	—	—	—	4.7

Total current liabilities	1,331.5	1,567.9	1,251.2	1,276.7	1,041.6

Total equity and liabilities	4,231.6	4,588.9	4,358.2	4,448.0	4,190.1

ASML — Summary IFRS Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Dec 31,	Mar 30,	Jun 29,	Sep 28,	Dec 31,
(in millions EUR)	2007	2008	2008	2008	2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	221.0	166.5	210.5	82.6	(82.6)

Depreciation and amortization	48.2	45.3	44.7	50.1	76.1
Impairment charges	0.9	1.5	—	0.6	20.4
Loss on disposals of property, plant and equipment	1.6	1.1	1.3	1.4	1.6
Share-based payments	6.8	3.4	2.9	3.6	3.0
Allowance for doubtful debts	(1.9)	0.5	(0.6)	(0.2)	0.2
Allowance for obsolete inventory	29.0	20.8	11.8	21.3	85.8
Deferred income taxes	(142.2)	28.5	(42.7)	10.6	2.2
Income taxes payable	115.1	1.2	(59.7)	(8.4)	(91.5)
Change in assets and liabilities	(145.0)	44.1	10.8	(101.2)	(125.1)

Net cash provided by (used in) operating activities	133.5	312.9	179.0	60.4	(109.9)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(54.0)	(55.0)	(65.5)	(68.3)	(71.1)
Proceeds from sale of property, plant and equipment	1.7	—	—	—	—
Purchases of intangible assets	(40.4)	(45.6)	(43.0)	(41.4)	(49.4)

Net cash used in investing activities	(92.7)	(100.6)	(108.5)	(109.7)	(120.5)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital repayment	(1,011.9)	—	—	—	—
Purchase of shares in conjunction with conversion rights of bond holders and stock options	(203.6)	(87.6)	—	—	—
Dividend paid	—	—	(107.4)	(0.4)	—
Net proceeds from issuance of shares and stock options	11.5	3.0	0.5	1.4	6.5
Net proceeds from other long term debt	—	—	—	—	20.0
Redemption and/or repayment of debt	(7.8)	—	—	(1.3)	(1.1)

Net cash provided by (used in) financing activities	(1,211.8)	(84.6)	(106.9)	(0.3)	25.4

Net cash flows	(1,171.0)	127.7	(36.4)	(49.6)	(205.0)

Effect of changes in exchange rates on cash	(2.6)	(2.2)	0.2	1.7	1.2

Net decrease in cash & cash equivalents	(1,173.6)	125.5	(36.2)	(47.9)	(203.8)

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.

ASML — Reconciliation U.S. GAAP — IFRS1,2
Net income

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008
Net income under U.S. GAAP	192,542	(88,024)	671,001	322,370
Share-based payments (see Note 1)	(875)	447	(582)	(2,562)
Capitalization of development costs (see Note 2)	20,513	7,219	50,089	62,416
Convertible subordinated notes (see Note 3)	—	—	(6,661)	—
Income taxes (see Note 4)	8,852	(2,279)	1,204	(5,360)

Net income under IFRS	221,032	(82,637)	715,051	376,864
Shareholders’ equity

	Dec 31,	Mar 30,	Jun 29,	Sep 28,	Dec 31,
(in thousands EUR)	2007	2008	2008	2008	2008
Shareholders’ equity under U.S. GAAP	1,891,004	1,958,159	2,060,575	2,122,848	1,988,769
Share-based payments (see Note 1)	787	(3,420)	(3,266)	(7,904)	(6,539)
Capitalization of development costs (see Note 2)	138,424	157,900	176,818	193,780	201,717
Income taxes (see Note 4)	8,852	9,186	8,478	5,969	4,794

Shareholders’ equity under IFRS	2,039,067	2,121,825	2,242,605	2,314,693	2,188,741
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding. As of December 31, 2007 ASML has no Convertible Subordinated Notes outstanding.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12, unrealized net income resulting from intercompany transactions that is eliminated from the carrying amount of assets on consolidation gives rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly information in this press release is unaudited.

[2]	In anticipation of endorsement by the European Union in Q4 2008, ASML has early adopted IFRIC 13 “Customer Loyalty Programmes” as of January 1, 2008. IFRIC 13 requires award credits offered to its customers as part of a volume purchase agreement to be accounted for using the deferred revenue model. Until December 31, 2007 cost accrual method was used. ASML early adopted this interpretation because the deferred revenue model better reflects the business rationale for offering award credits. Comparative figures for 2007 were adjusted to reflect this change in accounting policy. The impact of this change on equity as per January 1, 2007 amounted to EUR 8.5 million (decrease) and on net income for the year 2007 and the first quarter of 2008 amounted to EUR 8.2 million (decrease) and EUR 0.1 million (increase) respectively.